KEMPER SMALL CAPITALIZATION EQUITY FUND

           AMENDED FEE SCHEDULE FOR ADMINISTRATIVE SERVICES AGREEMENT


Pursuant to Section 2 of the Administrative Services Agreement between Kemper Small Capitalization Equity Fund (the "Fund") and Kemper Distributors, Inc. ("KDI"), the Fund and KDI agree that the administrative service fee will be computed at an annual rate of .25 of 1% based upon the assets with respect to which a Firm other than KDI provides administrative services and .15 of 1% based upon the assets with respect to which KDI provides administrative services.



KEMPER SMALL CAPITALIZATION                 KEMPER DISTRIBUTORS, INC.
EQUITY FUND


By:      /s/ Mark S. Casady                     By:  /s/ James L. Greenawalt
         ---------------------                       -------------------------
Title:   President                          Title:   President




Dated:  January 1, 2000